Exhibit (b)(1)
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                           AMENDMENT TO THE BY-LAWS OF

                         MORGAN KEEGAN SELECT FUND, INC.

Article II, Section 7 of the By-Laws of Morgan Keegan Select Fund, Inc. (the "Fund") is hereby, amended by replacing the first sentence thereof with the following sentence:

         At all stockholders' meetings, every stockholder of record entitled to vote thereat shall be entitled to vote either in person or by proxy, which term shall include proxies provided through written, electronic, telephonic, computerized, facsimile, telecommunications, telex or oral communication or by any other form of communication, each pursuant to such voting procedures and through such systems as are authorized by the Board of Directors or one or more executive officers of the Corporation.